JED OIL INC.

FORM OF PROXY

 FOR THE SPECIAL MEETING OF SHAREHOLDERS

The undersigned Shareholder of JED Oil Inc. (the “Corporation”) hereby appoints Reg J. Greenslade, the Chairman and CEO of the Corporation, or, failing him, Bruce A. Stewart, Secretary and CFO of the Corporation, both of Calgary, Alberta, or instead of either of them,                                                                                                         as proxy (“Proxy”) of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the proxy’s discretion, except as specified below, at the Special Meeting of Shareholders of the Corporation, to be held on February 19, 2004 (the “Meeting”), at any adjournment or adjournments thereof, and at every poll arising therefrom:

1.

VOTE FOR        or WITHHOLD FROM VOTING ON         the appointment of Randall M. Gates as a Director of the Corporation;

2.

VOTE FOR         or VOTE AGAINST          or WITHHOLD FROM VOTING ON            the resolution to approve the Corporation’s Stock Option Plan;

3.

VOTE FOR         or VOTE AGAINST          or WITHHOLD FROM VOTING ON            the resolution to approve the Corporation’s Stock Savings Plan;

4.

VOTE FOR         or VOTE AGAINST          or WITHHOLD FROM VOTING ON            the resolution to approve the Corporation’s Annual Bonus Plan; and

To vote at the discretion of said Proxy upon any amendments to or variations of the above matters  or any other matters properly brought before the Meeting or adjournments thereof.

This Proxy is solicited by management of the Corporation and management’s proxy will vote the shares represented by this proxy as directed above, and if not directed, will vote in favour of each of the matters referred to above.

A shareholder has the right to appoint a proxy other than management’s nominees to attend and act for him or her at the meeting. To exercise this right, cross out the names of management’s nominees and legibly print the name of your appointee, who need not be a shareholder, in the space provided above.

The undersigned hereby revokes any proxy previously given to vote at the Meeting.

DATED this ____ day of __________________ , 2004.

_______________________________________

(signature of shareholder(s))

_______________________________________

(name(s) of shareholder(s), please print)

NOTE: Joint owners should each sign; executors, trustees, administrators etc. should include their full title; and, for corporations, the proxy must be under seal, or signed by an officer or attorney duly authorized in writing and accompanied by a copy of such authorization.

A proxy will not be valid unless properly completed, dated and received by Olympia Trust Company, 2300, 125 – 9th Avenue SE, Calgary, Alberta T2G 0P6, prior to the close of business on the business day prior to the day of the Meeting, or by the Chairman of the Meeting before the time of the Meeting.